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                            August 3, 2021

       Michael Stock
       Chief Financial Officer
       Liberty Oilfield Services, Inc.
       950 17th Street
       Suite 2400
       Denver, CO 80202

                                                        Re: Liberty Oilfield
Services, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed April 30,
2021
                                                            Response dated July
21, 2021
                                                            File No. 001-38081

       Dear Mr. Stock:

              We have reviewed your July 21, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our July 8, 2021 letter.

       Form 10-K for the Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Comparison of Non-GAAP Financial Measures, page 30

   1. We note your response to prior comment 1 indicates that severance and related costs of
                                                        $10.166 million were
primarily related to the reduction in workforce in April 2020 and temporarily furloughed
employees spanning portions of May to August 2020. Please
                                                        provide the following:

                                                              Quantify the
amount recorded in your non-GAAP adjustment for each of the
                                                            components,
including reduction in workforce, payment of salaries to furloughed
 Michael Stock
Liberty Oilfield Services, Inc.
August 3, 2021
Page 2
              employees and payment of health insurance and other benefits for these employees.

                Clarify if your reduction in workforce resulted in the permanent termination of employees. If employees were permanently terminated, please quantify the amount of expense included in the adjustment related to these employees.

                Your response indicates severance pay and the cost of health and related benefits for furloughed employees not working for customers are neither normal recurring cash expenses nor necessary costs to operate your business. When considering the compensation paid to employees temporarily furloughed, please explain further why you believe employee compensation paid during the pandemic for employees that returned to work is considered incremental to your normal operations.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian McAllister at (202) 551-3341 or Steve Lo at (202) 551-3394 with any questions.



FirstName LastNameMichael Stock                                Sincerely,
Comapany NameLiberty Oilfield Services, Inc.
                                                               Division of
Corporation Finance
August 3, 2021 Page 2                                          Office of Energy
& Transportation
FirstName LastName